UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

SHAREHOLDERS' MEETING CALL

The Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., in accordance with articles 28, section IV and 42 of the Mexican Stock Exchange Law (“Ley del Mercado de Valores”), and its related Articles 181, 182, 183, 186 and 187 of the Mexican General Law of Commercial Corporations ("Ley General de Sociedades Mercantiles") and articles Thirty-Five, Thirty-Six and Thirty-Seven of the Bylaws of the Company, hereby calls its shareholders to attend the General Annual Ordinary and Extraordinary Shareholders' Meeting to be held at 9:00 a.m. on the 3rd day of April, 2008 at Minería No. 130, Colonia Escandón, 11800 Mexico City, D.F., Mexico , to transact the following matters:

AGENDA

I.	Report from the Board of Directors in terms of Article 28, section IV, paragraph “d” and “e” of the Mexican Stock Exchange Law regarding the fiscal year ended as of December 31, 2007.
II.	Reports and opinions referred to in paragraphs “a”, “b”, “c” and “e” of Article 28, section IV of the Mexican Stock Exchange Law, including the Fiscal Report.
III.	Discuss, approve, and as appropriate, amend the report mentioned in items I and II above. Resolutions in this regard.
IV.	Allocate net income, increase reserves, authorize resources for the acquisition of own shares and, as appropriate, make declaration of dividends. Resolutions in this regard.
V.	Discuss and approve, as appropriate, a proposal to amend the dividend policy.
VI.	Appointment or ratification, as appropriate, of the members of the Board of Directors, alternates and Chairmen of Special Committees.
VII.	Discuss and approve, as appropriate, a proposal to pay remuneration to members of the Board of Directors and Special Committees.
VIII.	Discuss and approve, as appropriate, a proposal to amend in their entirety the Company’s bylaws.
IX.	Appoint Special Delegates to carry out all resolutions adopted by the meeting, and formalize them where appropriate. Resolutions in this regard.

In order to be entitled to attend the Shareholders’ Meeting, shareholders shall obtain an entry pass issued and delivered by the Secretary of the Company at the address herein mentioned and under the following terms:

a.

Shareholders must be registered in the Share Registry of the Company or validate the ownership of their shares or certificates pursuant to articles 290 and 293 of the Mexican Stock Exchange Law. The Share Registry will be closed to new entries three business days prior to the Shareholders’ Meeting and will remain closed during the Shareholders' Meeting.

b.

Shareholders shall deposit their share certificates as provided in paragraph (a) above, at the offices of the Company mentioned herein, or at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, or at any national or foreign banking institution, and exhibit to the Company the documents evidencing such deposit issued by the respective institution for such purposes.

c.

Shareholders may attend the Shareholders' Meeting in person or by a proxy carrying a power-of-attorney signed by two witnesses or by a proxy form in accordance with Section III, Article 49 of the Mexican Stock Exchange Law, or by any other method of representation authorized by this Law; therefore, the shareholders shall, as appropriate, in addition to the deposit certificate mentioned in paragraph (b), enclose the proxy form referred to herein. Said proxy form is available from the Secretary of the Company upon request.

d.

Brokerage firms and other financial institutions, for purposes of obtaining an entry pass, shall send in advance via an e-mail notice addressed to ir@oma.aero, a list (in Excel format) containing the name, address, nationality and number of shares of the shareholders represented.

The entry pass may be obtained by the shareholder once the respective deposit certificate, proxy form and the list of holders representing such shares described above are submitted to the Company no later than one business day prior to the Meeting date.

The share certificates duly deposited with the Company by the shareholders for attendance purposes will be returned upon the adjournment of the Meeting and by returning the voucher duly issued to the shareholder or its representative.

Further note that proxy forms, entry passes and supporting documentation, which will be required for the adoption of resolutions during the Meeting duly called hereby, shall be available to shareholders duly registered in the Share Registry of the Company or to those that duly validate their share or certificate ownership as provided in terms of articles 290 and 293 of the Stock Exchange Law, presented to the Secretary of the Board of Directors of the Company at its offices located at Minería No. 145, Central Building, first floor, conference room number 2, Colonia Escandón, 11800 Mexico City, D.F., Mexico, available from Monday through Friday from 9:00AM to 2:00PM and 4:00PM to 7:00PM.

Mexico City, D.F., on the 14th day of March 2008.

[Signed]

Manuel De La Torre Meléndez

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: March 14, 2008